EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended June 30, 2023

ST HELIER, Jersey, Aug. 10, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter and the six months ended June 30, 2023 (the “Quarter” and “First Half” respectively). Further information on the financial and operating results for the Quarter and First Half can be found in the management discussion and analysis (“MD&A”) and the unaudited financial statements which are available on the Company’s website and on SEDAR.

Financial Summary for the Quarter

  Gross revenues of $37.0 million compared to $37.09 million achieved in the second quarter of 2022 (“Q2 2022”).
  Gross profit of $10.9 million (Q2 2022: $17.9 million). Whilst Blanket Mine (“Blanket”) contributed $13.1 million, the group’s gross profit was affected by the costs of waste-stripping at the Bilboes oxide operation, notwithstanding a small revenue contribution of $2.2 million in the Quarter. Bilboes will be returned to care and maintenance with effect from October 1, 2023, and, pending the completion of the feasibility study for the sulphide project, the remaining oxides will be mined as part of the larger project.
  EBITDA (excluding asset impairments, depreciation and net foreign exchange gains and losses) of $10.5 million in the Quarter and $11.2 million in the First Half (Q2 2022: $17.8 million; first half of 2022: $31.4 million).
  On-mine cost per ounce1 for the Quarter of $1,084 included the costs of the Bilboes oxide operation. At Blanket the on-mine cost per ounce was $915 (Q2 2022: $692). This increase was in large part due to the disappointing production performance in the Quarter; the production challenges now appear to have been addressed and July 2023 showed a material improvement in production and costs.
  All-in sustaining cost (“AISC”) of $1,357 per ounce (Q2 2022: $984 per ounce). The AISC per ounce in the Quarter increased due to the factors referenced above which led to the higher on-mine cost per ounce.
  The Company suffered a foreign exchange loss in the Quarter of $3.6 million (Q2 2022: $4.2 million gain) due to the significant devaluation of the RTGS Dollar to USD in June 2023. This affected operating profit and, accordingly, basic IFRS earnings per share (“EPS”) showed a 0.6 cent loss (Q2 2022: 87.7 cent profit). IFRS EPS reflects the movement in IFRS profit attributable to shareholders and the effect of new shares issued. Adjusted EPS of 10.0 cents (Q2 2022: 56.2 cents) is adjusted for realized and unrealized foreign exchange losses, impairments and fair value adjustments.
  A dividend of 14 cents per share was paid in April 2023; a further dividend of 14 cents per share was paid in July 2023.
  Group net cash outflows from operating activities of $2.2 million in the Quarter (Q2 2022: $16.7 million inflow) included waste-stripping activities at Bilboes and the payment of legacy creditors at Bilboes. The waste-stripping activities will facilitate access to the sulphide mineralization when the sulphide project is in operation.
  Net cash and cash equivalents at the Quarter end were negative $2.9 million (Q2 2022: positive $10.9 million). However, the improved operating performance after the end of the Quarter led to cash inflow from operations before working capital changes (i.e. revenues less on-mine costs) of $7.7 million in July.

____________________________

1 Non-IFRS measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

 Operating Summary

  17,436 ounces of gold were produced from Blanket in the Quarter (20,091 ounces produced in Q2 2022).
  1,076 ounces of gold were produced from the Bilboes oxide operation in the Quarter.
  Bilboes will be returned to care and maintenance.
  34,653 ounces were produced in the First Half (38,605 ounces produced in the first half of 2022).
  Published encouraging results from the drilling campaign at Blanket.
  Commenced the direct sale of gold to an end refiner outside Zimbabwe.

Post Quarter Developments

  Production at Blanket in July of 7,829 ounces of gold and strong operating cash flows therefrom demonstrate that production challenges in the First Half have been addressed.
  The decision to return Bilboes to a care and maintenance status will stem cash outflows and losses for the remainder of the year.
  On August 8, Caledonia sadly announced the death of a contractor who succumbed to injuries sustained in an accident at Blanket.

Outlook

The immediate strategic focus is to:

  Achieve our reiterated production (75,000 to 80,000 ounces) and on-mine cost ($770 to $850 per ounce) guidance at Blanket for 2023.
  Continue deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby potentially extending the life of mine.
  Complete the Caledonia feasibility study on the Bilboes sulphide project to determine the best implementation strategy and financing requirements.

Commentary

After an encouraging start to the Quarter, continued operational challenges at Blanket meant that production was below expectations in May and the first half of June. These challenges have been addressed and production improved substantially in the second half of June and in July. 7,829 ounces of gold were produced at Blanket in July at an on-mine cost of $715 per ounce: Caledonia therefore maintains its production guidance for 2023 of between 75,000 and 80,000 ounces and its on-mine cost guidance of between $770 and $850 per ounce.

During the Quarter, the Company published encouraging results from the drilling campaign at Blanket. Approximately 5,600 meters of drilling were completed between January and the end of May 2023. Initial results indicate that the grades and widths of the existing Eroica ore body are generally better than expected. The Company intends to announce the results from drilling at the Blanket ore bodies in due course.

The Company conducted equity raises by way of placings in the previous quarter and this Quarter that targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The placings raised $16.6 million before expenses and it was encouraging to see demand from new and existing institutional investors whose support will help Caledonia achieve its growth plans in Zimbabwe.

During the Quarter, the Company commenced the direct sale of gold to an end refiner outside Zimbabwe. This arrangement is a big milestone for Caledonia and further demonstrates the pragmatic approach of the Zimbabwe authorities to resolve commercial issues facing gold producers. The arrangement applies not only to Blanket but to all Caledonia’s gold assets which should make it easier for Caledonia to arrange debt facilities to support the construction of new mines.

Commenting, Chief Executive Officer Mark Learmonth said:

“Mining is never without its difficulties, and the first half of this year has certainly not been without its challenges. However, Blanket is now running better than expected and I look forward to achieving production guidance of between 75,000 and 80,000 ounces of gold for 2023.

“Due to the lack of confidence that the Bilboes oxide mine can operate profitably, it will return to care and maintenance with effect from October 1, 2023. In due course, the remaining oxide material will be mined and processed alongside the sulphide ore. This outcome has no bearing on the viability of the much larger sulphide project which was the reason for acquiring Bilboes. The results of the feasibility study on the project will be published before year end after which we will be able to establish the best development approach.

“In May, Caledonia announced the retirement of Leigh Wilson as Director and Non-Executive Chairman of the Company, a role that he had held for 10 years. I thank Leigh for his strong leadership; his strength, skills and experience have proved invaluable over this period. He is succeeded by John Kelly, who is a long-standing Non-Executive Director.”

Caledonia will host an online presentation and Q&A session open to all investors on 14 August 2023 at 14:00 London Time

The Zoom details for this call are set out below.

When: Aug 14, 2023 14:00 London Time

Topic: Q2 Results Call for Shareholders

Please click the link below to join the webinar:

https://caledoniamining.zoom.us/j/92451532646?pwd=Yis5cWJSUGZCNEZjM2lpZHgyMUFOQT09

Passcode: 880290

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company’s obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022
Revenue	37,031	36,992	66,466	72,064
Royalty	(1,963)	(1,854)	(3,443)	(3,612)
Production costs	(20,726)	(14,502)	(40,576)	(28,861)
Depreciation	(3,409)	(2,639)	(5,664)	(4,702)
Gross profit	10,933	17,997	16,783	34,889
Other income	168	1	186	3
Other expenses	(1,461)	(490)	(2,099)	(1,283)
Administrative expenses	(3,183)	(2,908)	(9,122)	(5,279)
Net foreign exchange (loss) gain	(3,610)	4,172	(2,077)	5,081
Cash-settled share-based expense	9	57	(271)	(310)
Equity-settled share-based expense	(221)	-	(331)	(82)
Net derivative financial instrument expenses	(54)	41	(488)	(1,697)
Operating profit	2,581	18,870	2,581	31,322
Net finance costs	(1,057)	(175)	(1,824)	(291)
Profit before tax	1,524	18,695	757	31,031
Tax expense	(1,273)	(5,314)	(4,775)	(10,033)
Profit (loss) for the period	251	13,381	(4,018)	20,998

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(330)	(852)	(699)	(159)
Total comprehensive income for the period	(79)	12,529	(4,717)	20,839

Profit (loss) attributable to:
Owners of the Company	(513)	11,378	(5,542)	17,318
Non-controlling interests	764	2,003	1,524	3,680
Profit (loss) for the period	251	13,381	(4,018)	20,998

Total comprehensive income attributable to:
Owners of the Company	(843)	10,526	(6,241)	17,159
Non-controlling interests	764	2,003	1,524	3,680
Total comprehensive (loss) income for the period	(79)	12,529	(4,717)	20,839

(Loss) earnings per share (cents)
Basic	(0.6)	87.7	(30.8)	132.3
Diluted	(0.6)	87.7	(30.8)	132.3
Adjusted earnings (loss) per share (cents)
Basic	10.0	56.2	(17.3)	118.8
Dividends paid per share (cents)	14.0	14.0	28.0	28.0

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Jun-30	Dec-31
		2023	2022
Total non-current assets		269,286	196,764
Inventories		18,454	18,334
Prepayments		3,940	3,693
Trade and other receivables		8,560	9,185
Income tax receivable		103	40
Cash and cash equivalents		12,785	6,735
Derivative financial assets		763	440
Total assets		313,891	235,191
Total non-current liabilities		13,779	9,291
Loan notes payable – short term portion		771	7,104
Lease liabilities – short term portion		136	132
Trade and other payables		17,161	17,454
Income tax payable		2,511	1,324
Cash-settled share-based payments - short term portion		660	1,188
Overdraft		15,692	5,239
Total liabilities		50,710	41,732
Total equity		263,181	193,459
Total equity and liabilities		313,891	235,191

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022

Cash inflow from operations	2	18,341	666	30,185
Interest received	4	2	9	3
Net finance costs paid	(1,231)	(61)	(1,431)	(92)
Tax paid	(1,001)	(1,567)	(2,346)	(3,226)
Net cash (outflow)/inflow from operating activities	(2,226)	16,715	(3,102)	26,870

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,009)	(13,011)	(10,602)	(22,745)
Acquisition of exploration and evaluation assets	(139)	(412)	(283)	(636)
Acquisition of put options	(811)	(176)	(811)	(176)
Net cash used in investing activities	(6,959)	(13,599)	(11,696)	(23,557)

Cash flows from financing activities
Dividends paid	(2,893)	(2,700)	(5,317)	(4,488)
Payment of lease liabilities	(35)	(39)	(72)	(79)
Repayments gold loan	-	(3,698)	-	(3,698)
Shares issued - equity raise (net of transaction cost)	4,834	-	15,658	-
Loan note instruments - Motapa payment	(1,288)	-	(6,687)	-
Loan note instruments - Solar bond issue receipts	2,500	-	7,000	-
Net cash from/(used in) from financing activities	3,118	(6,437)	10,582	(8,265)

Net decrease in cash and cash equivalents	(6,067)	(3,321)	(4,216)	(4,952)
Effect of exchange rate fluctuations on cash and cash equivalents	(30)	(247)	(187)	(451)
Net cash and cash equivalents at beginning of the period	3,190	14,430	1,496	16,265
Net cash and cash equivalents at end of the period	(2,907)	10,862	(2,907)	10,862